Transcontinental Realty Investors, Inc. SC TO-T

Exhibit (a) (1) (D)

TRANSCONTINENTAL REALTY INVESTORS

Limited Offer to Purchase for Cash up to 100,000

Shares of Common Stock of Income Opportunity Realty Investors, Inc.

At a Per Share Purchase Price $18 Per Share

THE OFFER, PROPRATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 15, 2025, UNLESS THE OFFER ISEXTENDED OR TERMINATED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

December 16, 2024

To Brokers, Dealers, Commercial Banks

Trust Companies and Other Nominees:

We have been appointed by Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), to act as Information Agent in connection with TCI’s offer to purchase for cash shares of Common Stock, par value $0.01 per share (the “Shares”) of Income Opportunity Realty Investors, Inc. pursuant to the terms and subject to the conditions described in the Offer to Purchase, dated December 16, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

After the Expiration Time, upon the terms and subject to the conditions of the Offer, TCI will determine the number of Shares validly tendered in the Offer and not withdrawn. If the terms and conditions of the Offer have been satisfied or waived and Shares validly tendered and not validly withdrawn prior to the Expiration Time, TCI will purchase Shares in accordance with the “Terms of the Offer” described in Section 1 of the Offer.

The Offer is conditioned on a minimum number of Shares being tendered of at least 49,352 Shares. The Offer is also subject to a number of other conditions. See Section 15 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase dated December 16, 2024;

2.	Letter of Transmittal (including the Form W-9), for our use in accepting the Offer and tendering Shares of, and for the information of, your clients;

3.	Letter to Clients for you to send to your clients for whose accounts you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer.

4.	Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer if certificates representing your clients’ Shares are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time; and

5.	Return envelope addressed to Equiniti Trust Company, LLC, as the Depositary.

The conditions of the Offer are described in Section 15 of the Offer to Purchase. Please see Section 5 of the Offer to Purchase for a summary of material U.S. federal income tax consequences to stockholders of an exchange of Shares for cash pursuant to the Offer, including with respect to withholding requirements.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on January 15, 2025, unless the Offer is extended or terminated. Under no circumstances will TCI pay interest on the Purchase Price, even if there is any delay in making payment.

For Shares to be tendered validly pursuant to the Offer:

●	The certifications for Shares, or confirmation of receipt of the Shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, together with a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase, or

●	The tendering stockholder must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth in the Offer to Purchase and thereafter timely deliver the shares subject to such notice of guaranteed delivery in accordance with such procedures.

Although the TCI’s Board of Directors has authorized the Offer, it has not, nor has the Board of Directors of Income Opportunity Realty Investors, Inc., the Depositary or the Information Agent, made, and they are not making, any recommendation to your clients as to whether to tender or refrain from tendering their Shares. No person has been authorized to make any recommendation. Your clients must make their own decisions as to whether to tender their Shares. In doing so, your clients should read carefully the information contained in, or incorporated by reference in, the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

TCI will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, TCI will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer to Purchase and related materials to your clients. TCI will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 2 of the Offer to Purchase).

TCI is not making the Offer to, and will not accept any tendered Shares from, stockholders in any jurisdiction where it would be illegal to do so, TCI is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If TCI becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any valid applicable law, TCI will make a good faith effort to comply with the applicable law. If, after such good faith effort, TCI cannot comply with the applicable law, the Offer will be not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in that jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on TCI’s behalf by one or more registered brokers licensed under the laws of such jurisdiction.

Questions, requests for assistance for additional copies of the enclosed materials may be directed to the Information Agent at the telephone numbers and addresses listed below.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers May Call (212) 269-5550

All Others Call Toll Free (800) 431-9643

Email: ior@dfking.com

Very truly yours,
D.F. King & Co., Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.